Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

Regalito Copper Corp. (“Regalito” or the “Company”) is a resource exploration company with a focus on developing and advancing the Regalito copper property in Chile.  The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the American Stock Exchange (“AMEX”) under the symbol “RLO”.

This management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Regalito Copper Corp. and its subsidiaries (collectively “Regalito” or “the Company”) during the year ended December 31, 2005 and to the date of this report.  The MD&A supplements, but does not form part of, the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2005.  Consequently, the following discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and the notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

The information in the MD&A may contain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set forth below.

Reorganization

On May 19, 2005, Lumina Copper Corp. completed a reorganization, by way of a statutory plan of arrangement, which resulted in dividing its mineral resource assets amongst four separate companies:  Regalito, Northern Peru Copper Corp. (“Norco”), Global Copper Corp. (“Global”) and Lumina Resources Corp. (“Lumco”).

The reorganization restructured Lumina Copper Corp. as follows:

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The existing company was renamed Regalito Copper Corp. and holds the Regalito property.

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Norco holds the Galeno and Pashap properties.

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Global holds the Relincho, Vizcachitas, Taca Taca and San Jorge properties.

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Lumco holds the Casino, Redstone and Hushamu properties.

Under the reorganization, shareholders of record at the close of trading on the day prior to the date of the reorganization received one new share of the three new companies for each share held in the existing company, in addition to their existing shareholdings.

As there had been no substantial changes in the beneficial ownership of the Company as a result of the reorganization, the consideration received for the transfer of the foregoing mineral properties and other related net assets was recorded by the Company at $22,494,889, which was the carrying cost of the vended net assets in the accounts of the Company on the date of the reorganization.

The Company received 20,917,442 common shares from each of the new companies created pursuant to the reorganization.  These shares were then distributed to the shareholders of the Company on a pro rata basis according to their ownership of common shares of the Company.

Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Regalito’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the year ended December 31, 2005 and to the date of this MD&A.

Regalito Property

The Company’s focus in 2005 was to build upon the exploration program completed in 2004 by focusing on evaluating the economic viability of developing a mining operation at Regalito, addressing the major issues that could be perceived to be fatal flaws in the development of that operation and work towards making the project saleable.

In January 2005, the Company announced that an independent NI 43-101 compliant mineral resource estimate had been completed.  The resource estimate was based upon only the oxide and secondary sulphide mineralization zones and did not include any primary mineralization.  The estimate delineated measured and indicated resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper at a cut-off grade of 0.25% copper.  This resource estimate made Regalito one of the largest leachable copper discoveries in Chile since the discovery of Spence in 1996 and the fifth largest leachable copper discovery in Chile in the last 35 years.

At the end of the 2004 drilling campaign, eight large diameter core holes were drilled to provide source material to evaluate the metallurgy of the Regalito material.  In May 2005, a comprehensive 19 column leach testing program was initiated at SGS Lakefield’s laboratory located in Santiago, Chile.  The program was designed to evaluate the leach kinetics, copper recovery and acid consumption of the Regalito oxide and secondary sulphide material as well as evaluate the sensitivity of the material to changes in key operating parameters such as crush size, temperature, height and acid application rate.

The tall column testing formed the basis of the Company’s technical focus in 2005 and was completed in January 2006.  The interim column results were released in a news release on July 5, 2005 and the final results of the testing program were released in a news release on February 22, 2006.  The results of the program show that the leach kinetics, copper recovery and acid consumption of the Regalito oxide and secondary sulphide material is within the range and in some instance better than comparable operating solvent extraction and electrowinning (“SX/EW”) mining operations.

At the same time the Company also focused on eliminating potential fatal flaws to the development of a mining operation at Regalito.  Two major potential fatal flaws that could hinder or stop the development of a mining operation were identified to be water and surface rights.

In October and November 2005, the Company successfully negotiated the acquisition of two sets of water rights totalling approximately 440 liters per second of water flow.  Based upon preliminary analysis of the water requirements for a leaching operation at Regalito by our consultants, these water rights should adequately cover all of the future operation’s water needs.

During the same period, the Company also acquired approximately 36,000 hectares of surface rights encompassing the Regalito deposit, future infrastructure locations including the leach pads and access to the property.

Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

Based upon the success of the metallurgical test program, the progress that was being made in eliminating the potential fatal flaws and the strong interest in the project by various major mining companies, the Company believed that it was appropriate to evaluate the strategic alternatives available in continuing to advance Regalito.  In September 2005, the Company retained Bear Stearns & Co., Inc. as lead financial advisor and ASSET-Chile as co-financial advisor to assist the Company in exploring various strategic alternatives including the sale of the Regalito property and/or the Company.  Subsequent to the year end, on March 13, 2006 the Company received an offer for the purchase of all of its outstanding common shares (refer to Subsequent Event below).

Financial Results From Operations

The Company incurred a loss of $2,306,508, before future income tax recoveries, for the year ended December 31, 2005 compared to a loss of $1,975,903 for the 2004 fiscal year.  The 2005 loss consists of general and administrative expenses of $1,682,236 (2004 - $1,955,287) and other expenses of $624,272 (2004 - $20,616).  Net loss for the year, after future income tax recoveries of $760,060 (2004 – nil) was $1,546,448 (2004 - $1,975,903).

The increase in loss before future income tax recoveries is due primarily to costs incurred in connection with the reorganization, in the amount of $498,698.  Reorganization costs incurred consisted of legal, accounting, consulting and regulatory fees.

Total general and administrative expenses incurred during 2005 were lower than in 2004.  In 2004, the Company incurred significant legal, accounting and regulatory fees in connection with the listing of its common shares on the TSX and AMEX.  In the latter half of 2005, certain expenses (office overheads, management and consulting fees) were shared amongst the Company and the three new companies formed under the reorganization.

During 2005, the Company recorded a recovery of future income tax expense in the amount of $760,060.  Future income tax recoveries are recorded for accounting purposes only and do not result in an actual recovery or refund of income taxes.  Future income tax recoveries arise from the issuance of flow-through shares and the renunciation of expenditures to flow-through shareholders.  In March, 2004, the Canadian Institute of Chartered Accountants (“CICA”) released EIC – 146 “Flow-Through Shares”, which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors be recognized upon renunciation.  Any draw down of previously unrecognized future tax assets from tax losses utilized to offset such future income tax liability should be recorded as a credit to income upon renunciation of the exploration expenditures by the Company.  The Company raised $2,135,000 in flow-through funds in 2004 and renounced the amount to flow-through shareholders in 2005.  The resultant loss of future income tax assets, which is treated as a cost of issuing flow-through shares, gives rise to a future tax liability in the amount of $760,060.  This liability has been offset by the Company’s recognition of future income tax assets that have been previously written-down by a valuation allowance.

Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

On a cash basis, during 2005 the Company spent $1,982,515 on operating activities, $17,036,257 on investing activities and received $19,301,211 from financing activities.

Operating activities during the first part of the year were primarily concerned with the reorganization of the Company, which was accomplished on May 19, 2005.   In the latter part of the year, the Company was focused on evaluating various strategies for the development of the Company, which included preparation of the Company and the Regalito property for a potential sale.

Investing activity expenditures, on a cash basis, consisted of $97,590 for the purchase of equipment, $10,596,978 for mineral property expenditures and $6,341,689 (net of the flow-through exploration funds of $2,135,000) distributed to the three new companies formed pursuant to the reorganization.  Of the total spent on mineral properties, a total of $8,363,644, net of amortization and accruals, was spent on the Regalito property with the remaining balance spent of the Company’s other properties prior to the sale of those properties to the new companies on May 19, 2005.

Exploration expenditures incurred on Regalito were incurred for the work as described above (under “Regalito Property”).  Acquisition costs incurred were for the maintainance of the Regalito option as well as for new option payments for concessions, surface and water rights acquired during 2005 (refer to Note 4(a) of the consolidated financial statements for December 31, 2005).  All of the new agreements entered into by the Company during 2005 may be terminated at any time by the Company without penalty.

Financing activities included the completion of a non-brokered private placement in September, 2005 for the issuance of one million common shares for cash proceeds of $5,459,371.  The Company also issued 5,587,633 common shares pursuant to the exercise of stock options and warrants for cash proceeds totalling $13,841,840.

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended December 31, 2005.  These accounting policies have been applied consistently for the year ended December 31, 2005, with the exception of the adoption on January 1, 2005 of Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

Selected annual information

	Year Ended	Year Ended	Year Ended
	December 31, 2005	December 31, 2004	December 31, 2003

Revenue	$-	$-	$-
General & administration expenses	1,682,236	1,955,287	1,287,848
Other income (expenses)	(624,272)	(20,616)	31,274
Future income tax recovery	760,060	-	-
Loss for the year	(1,546,448)	(1,975,903)	(1,256,574)

Working capital	864,227	2,782,864	3,010,783

Properties:
Acquisition and deferred exploration cost	16,702,048	17,324,715	5,598,592

Equipment	101,901	58,697	38,812

Shareholders’ equity:
Share capital	24,263,820	24,476,047	11,742,794
Contributed surplus	1,540,116	2,279,541	1,518,802

Deficit	(8,135,760)	(6,589,312)	(4,613,409)

Basic and diluted loss per share	(0.08)	(0.16)	(0.21)

Quarterly results for the past 8 quarters

Three months ended:	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005

Revenue	$-	$-	$-	$-
General & administrative expenses	527,520	160,031	603,906	390,779
Other income (expenses)	(14,907)	(125,661)	(404,103)	(79,601)
Recovery of future income taxes	-	-	760,060	-
Loss for the period	(542,427)	(285,692)	(247,949)	(470,380)
Basic and diluted loss per share	(0.03)	(0.01)	(0.01)	(0.03)

Three months ended:	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004

Revenue	$-	$-	$-	$-
General & administrative expenses	809,841	339,447	544,725	261,274
Other income (expenses)	3,768	(70,299)	38,089	7,826
Loss for the period	(806,073)	(409,746)	(506,636)	(253,448)
Basic and diluted loss per share	(0.07)	(0.03)	(0.04)	(0.02)

Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

Critical Accounting Policies

Accounting policies of most significance to Regalito relate to its policies for accounting for mineral property costs and for the recognition of stock-based compensation.  The accounting policies described below are in accordance with Canadian GAAP, which may differ in certain practices to U.S. GAAP.  The reader is directed to the Note 14 of the consolidated financial statements for the year ended December 31, 2005 for a comparison of the differences between Canadian and U.S. GAAP.

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

During the year, the capitalized costs are reviewed on a property by property basis to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the fair value method for recording stock-based compensation on options granted, and which vested, during a period.  Fair value is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options or other stock awards.

Liquidity and Capital Resources

As at December 31, 2005 the Company had cash and cash equivalents of $1,374,477 and working capital of $864,227, compared to cash and cash equivalents of $1,092,038 and working capital of $2,782,864 at December 31, 2004.  Working capital items, other than cash, include receivables of $84,941 (2004 - $17,449), prepaid expenses of $53,512 (2004 - $42,480) and current liabilities of $648,703 (2004 - $504,103).

Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

As a result of the reorganization, the Company’s sole mineral property interest consists of the Regalito property, which had a carrying cost as at December 31, 2005 of $16,702,048 (2004 - $7,905,552).  Other assets consist of equipment and furniture having a carrying cost of $101,901 (2004 - $58,697), net of amortization.

The Company has no long-term debt obligations, commitments or off-balance sheet arrangements.

The capital requirements of the Company are met primarily by equity proceeds.  During fiscal 2005, the Company completed a non-brokered private placement and issued one million common shares for cash proceeds of $5,459,371.  The Company also issued 5,587,633 common shares pursuant to the exercise of stock options and warrants for cash proceeds totalling $13,841,840.  Therefore, aggregate proceeds received for the issuance of common shares during 2005 was $19,301,211.

As at December 31, 2005 the Company had working capital of $864,227, which will be insufficient for the Company to achieve its planned corporate and administrative activities for the ensuing year.  Subsequent to the year end, on March 13, 2006, the Company received a take-over bid for the purchase of all of its outstanding common shares (see Subsequent Events).  Subject to all of the terms and conditions being met, as disclosed below, the offer is expected to close in May, 2006.

Share Capital

As at December 31, 2005 and to the date of this report, the Company had 21,922,442 issued and outstanding common shares.

At December 31, 2005 and to the date of this report, the Company had options outstanding for the acquisition of up to 950,000 common shares having a weighted average exercise price of $3.37 per share.

At December 31, 2005, the Company had warrants outstanding for the acquisition of 100,000 common shares, which were exercisable at a price of $9.22 per share.  Pursuant to the reorganization, these warrants were exercisable to acquire up to 100,000 common shares of each of the Company, Lumco, Norco and Global.  Should the warrants be exercised, the exercise price of $9.22 per share would have been allocated to each of the four companies as follows:  $8.78 to the Company. $0.07 to Lumco, $0.06 to Norco and $0.31 to Global.  The warrants were exercisable only upon exercising the warrants with the Company and were not exercisable to acquire common shares of each of the four companies separately.  Subsequent to the year end, on February 14, 2006, the Company arranged for the cancellation of these warrants and their replacement with warrants for the purchase of 100,000 common shares of each of Lumco, Norco and Global, exercisable at the prices as indicated above.  Should the shares of the Company be purchased by a third party pursuant to a takeover bid or similar acquisition for an amount greater than $8.78 per share, the Company would pay to the warrant holder the difference between such price per share and $8.78 per share for 100,000 shares.

Related Party Transactions

The Company paid $65,754 (2004 - $181,700) for management and geological consulting services to a director and a company controlled by a director.  As at December 31, 2005 accrued liabilities include $5,675 (2004 - $56,700) of these fees.

Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

The Company shares office and administrative services on a pro-rata basis commencing on May 19, 2005 with four other companies with certain directors in common.  The Company’s share of these expenses is included in office and administrative expenses.  These expenses include $21,897 (2004 - nil) for rental of office premises. Included in receivables is an aggregate of $59,787 owed by these companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

Subsequent Event

On March 13, 2006 the Company entered into an agreement with Pan Pacific Copper Co., Ltd. (“PPC”) under which PPC has agreed to make a take-over bid for all of the Company’s outstanding common shares for consideration of US $6 per share payable in cash.  The Offer is subject to certain terms and conditions being met including, but not limited to, a minimum of 66 2/3% of the outstanding shares, on a fully diluted basis, being tendered under the Offer and obtaining regulatory approvals.

The Offer is expected to be open for acceptance for 45 calendar days from the delivery date of the offering documents to the Company’s shareholders, which time period may be extended by PPC, subject to certain terms and conditions.  The take-over bid circular is expected to be mailed out no later than mid-April, 2006, and subject to the terms and conditions being met, the transaction is expected to close in May, 2006.

In the event the Offer is not completed due to certain events or actions described under the terms of the agreement, the Company must pay a non-completion fee of 3% of the maximum cash value of the Offer in cash and in certain circumstances, is required to pay US $2,000,000 as reimbursement of expenses, payable in cash or shares of the Company, depending on the reasons for the non-completion.

As disclosed above, the Company had retained Bear Stearns & Co. and ASSET-Chile with respect to advising on the possible sale of the Company.  Pursuant to agreements entered into with these advisors, fees in the aggregate of US $1,950,000 will be payable upon consummation of the Offer.

The board of directors of Regalito has unanimously approved the transaction and will, in a directors’ circular expected to be mailed concurrently with the take-over bid circular, recommend that shareholders tender their shares in acceptance of the bid.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, political and economical.  Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen.  While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The Company’s mineral property is located in Chile and as such, is exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to this country.

Management’s Discussion and Analysis Year Ended December 31, 2005	March 13, 2006

Although the Company has taken steps to verify the title to its mineral property, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant source of operating cash flow and no revenues from operations.  The Company’s mineral property currently does not have mineralization reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.

The Company’s mineral property is in the exploration stage only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral property may not result in any discoveries of commercial bodies of mineralization.  If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

The risks and uncertainties described in this section are not inclusive of all the risks and uncertainties the Company may be subject to.  In order to gain an understanding of the many and varied risks to which the Company may be exposed, readers are directed to the Company’s Annual Report (Annual Report on Form 20-F) for the year ended December 31, 2005, which may be found on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company.  Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Additional information about the Company may be found on www.sedar.com and on the Company’s website at www.regalitocopper.com.